767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

September 17, 2021

VIA EDGAR TRANSMISSION

Geoff Kruczek
Staff Attorney

Office of Manufacturing

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Sovos Brands, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 14, 2021 File No. 333-259110

Dear Mr. Kruczek:

On behalf of our client, Sovos Brands, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated September 16, 2021. In connection with such responses, the Company will be filing, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (File No. 333-259110) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Registration Statement on Form S-1/A Filed September 14, 2021

Summary Historical Consolidated Financial and Other Data, page 18

1.	The header to footnote (2) on pages 19 and 58 indicates that both dollars and shares are presented in thousands. Please confirm that the number of shares in footnote (2) are presented in thousands, or revise your disclosure to state that the amounts in footnote (2) are presented in thousands, except for shares and per share amounts.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18, 19 and 58 of the Registration Statement accordingly.

2.	Please enhance your disclosure in footnote (3) on page 19 to clearly show how you are arriving at each as adjusted amount presented in your consolidated balance sheet data. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 20 of the Registration Statement accordingly.

Use of Proceeds, page 52

3.	Please enhance your disclosure to quantify how the proceeds from the offering will be used in accordance with Item 504 of Regulation S-K. For example, disclose how much of the proceeds will be used to repay borrowings outstanding under your Credit Facilities and how much of the proceeds will be used for general corporate purposes.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 52 of the Registration Statement accordingly.

Capitalization, page 54

4.	Please enhance your disclosure to clearly show how you are arriving at each as adjusted amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 54 of the Registration Statement accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	Isobel Jones
Chief Legal Officer
Sovos Brands, Inc.

2